Exhibit 2.1

Case 14-30174  Document 246  Filed in TXSB on 07/17/14  Page 1 of 11

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

In Re: ASR-8 CENTRE LP, et al.,1 Debtors.	Chapter 11 Case No. 14-30174 Jointly Administered

ORDER CONFIRMING JOINT PLAN OF REORGANIZATION

On January 6, 2014 (the “Petition Date”), ASR-8 Centre LP, ASR-Fountainview Place LP, and ASR-Parkway One & Two LP (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11, Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Court”). On April 4, 2014, the Debtors filed their Joint Plan of Liquidation [Dkt. No. 114] and on July 9, 2014, the Debtors filed their Third Amended Joint Plan of Liquidation [Docket No. 238] (the “Plan”). On July 17, 2014, the Court conducted a hearing (the “Confirmation  Hearing”) to consider confirmation of the Plan.

FINDINGS OF FACT AND CONCLUSIONS OF LAW

1.           Jurisdiction; Venue; Core Proceeding. This Court has jurisdiction over the above-referenced chapter 11 cases (the “Chapter 11 Cases”) pursuant to 28 U.S.C. §§ 157 and 1334. This matter is a core proceeding within the meaning of 28 U.S.C. § 157(b)(2)(A), (L), (N) and (O). Venue is proper in this Court pursuant to 28 U.S.C. §§ 1408 and 1409.

2.           Adequate Notice. In accordance with the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), timely and adequate notice of the time for filing objections to confirmation of the Plan and proper, timely and adequate notice of the Confirmation Hearing was provided to all Holders of Claims and Equity Interests.2

1      The Debtors in these chapter 11 cases are: (1) ASR-8 Centre LP; (2) ASR-Fountainview Place LP; and (3) ASR-Parkway One & Two, LP.
2       Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Plan.

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3.           11 U.S.C. § 1125(e). The Debtors have solicited acceptances of the Plan in good faith and in compliance with the Bankruptcy Code.

4.           11 U.S.C. § 1129(a)(1). The Plan complies with the applicable provisions of the Bankruptcy Code.

5.           11 U.S.C. § 1129(a)(2). The Debtors are the proponents of the Plan and have complied with the applicable provisions of the Bankruptcy Code.

6.           11 U.S.C. § 1129(a)(3). The Plan has been proposed in good faith and not by any means forbidden by law.

7.           11 U.S.C. § 1129(a)(4). All payments made or to be made by the Debtors for services or for costs and expenses in, or in connection with, these Chapter 11 Cases, or in connection with the Plan and incident to these Chapter 11 Cases, have been approved by, or are subject to approval of, the Court as reasonable, unless otherwise ordered by the Court.

8.           11 U.S.C. § 1129(a)(5).  In accordance with 11 U.S.C. § 1129(a)(5), (i) the Debtors have disclosed the identity and affiliations of the individuals proposed to serve, after the Effective Date of the Plan, as directors or officers of the Debtors; (ii) the appointment of the Responsible Person is consistent with the interests of creditors and equity security holders and with public policy; and (iii) the Debtors have disclosure the identity of any insiders hat will be retained by the Debtors and the nature of any compensation for such insiders.

9.           11 U.S.C. § 1129(a)(6). Section 1129(a)(6) of the Bankruptcy Code is not applicable to the Debtors because the Plan does not provide for any such rate changes.

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10.           11 U.S.C. § 1129(a)(7). With respect to each impaired class of claims or interests under the Plan, each holder of a claim or interest of such class has accepted the Plan or will receive or retain under the Plan, on account of such claim or interest, property of a value, as of the Effective Date, that is not less than the amount that such holder would so receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on such date.

11.           11 U.S.C. § 1129(a)(8).  Every Class has accepted the Plan.

12.           11 U.S.C. § 1129(a)(9).  The Plan's treatment of claims of a kind specified in Bankruptcy Code § 507 satisfies the requirements set forth in Bankruptcy Code § 1129(a)(9).

13.           11 U.S.C. § 1129(a)(10).  At least one class of claims or interests that is impaired under the Plan has voted to accept the Plan, without including acceptances of the Plan by any insider. Classes A2-7, B2-7, and C2-7 are all impaired classes. Classes A2, B2, C2, B3, C3, A5, B5, and C5 have all voted to accept the Plan.

14.           11 U.S.C. § 1129(a)(11).  Confirmation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or any successor to the Debtors under the Plan, unless such liquidation or reorganization is proposed in the Plan.

15.           11 U.S.C. § 1129(a)(12).  To the extent that fees payable to the United States Trustee under 28 U.S.C. § 1930 have not been paid, the Plan provides for the payment of all such fees on the Effective Date of the Plan and as they come due after the Effective Date.

16.           Other Provisions of 11 U.S.C. § 1129(a).  The provisions of 11 U.S.C. §§ 1129(a)(13), (a)(14), (a)(15), and (a)(16) are not applicable to the Debtors.

17.           Rule 9019 Settlement.  Pursuant to Bankruptcy Rule 9019 and in consideration of the distributions and other benefits provided under the Plan, the provisions of the Plan constitute a good faith compromise and settlement of all Impaired Claims against and Equity Interests in the Debtors. Such compromises and settlements are made in exchange for consideration and are in the best interests of the Holders of Claims and Equity Interests, are within the range of possible litigation outcomes, are fair, equitable, reasonable, and are integral elements of the restructuring and resolution of the Chapter 11 Cases in accordance with the Plan.

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18.           Injunctions, Exculpation, and Releases.  Failure to effect the injunctions, moratoriums, exculpations, limitations of liabilities, releases, and covenants not to sue as set forth in the Plan, including in Article XI of the Plan, would impair the Debtors' ability to confirm the Plan. Accordingly, the injunctions, moratoriums, exculpations, limitations of liabilities, releases, and covenants not to sue as set forth in the Plan, including in Article XI of the Plan, are approved and authorized in their entirety.

19.           Discharge.  Except as otherwise specifically provided in the Plan or in this Confirmation Order, the Confirmation of the Plan shall discharge the Debtors and their property or assets from all Claims that existed or arose before the Confirmation Date and extinguish completely all liabilities in respect of any Claim or other obligation or Equity Interest, whether reduced to judgment or not, liquidated or unliquidated, contingent or non-contingent, asserted or unasserted, fixed or not, matured or unmatured, disputed or undisputed, legal or equitable, known or unknown, that existed or arose from any agreement of the Debtors entered into or obligation of the Debtors incurred before the Confirmation Date, or from any conduct of the Debtors prior to the Confirmation Date, or that otherwise existed or arose prior to the Confirmation Date, including, without limitation, all interest, if any, on any such Claims, Equity Interests or obligations, whether such interest accrued before or after the Petition Date, and including, without limitation, any liability of the kind specified in sections 502(g), 502(h) and 502(i) of the Bankruptcy Code, whether or not a Proof of Claim is filed or deemed filed under section 501 of the Bankruptcy Code, such Claim is allowed under section 502 of the Bankruptcy Code, or the holder of such Claim accepted the Plan. The treatment of and consideration to be received by holders of Allowed Claims or Equity Interests pursuant to the Plan are in full satisfaction, settlement, discharge, and release of and in exchange for such holders' respective Claims against or Equity Interests in the Debtors and the Estates.

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20.           Plan Provisions Valid and Binding.  Upon entry of this Order, each term and provision of the Plan is valid, binding, and enforceable pursuant to its terms.

21.           Compliance with Bankruptcy Rule 3016.  In accordance with Bankruptcy Rule 3016(a), the Plan is dated and the entities that submitted it, and filed it, are identified.

22.           Plan is in Best Interests of Parties-In-Interest.  Confirmation of the Plan is in the best interests of the Debtors, their Estates, Holders of Claims and Equity Interests, and all other parties in interest.

23.           Findings of Fact and Conclusions of Law.  All findings of fact and conclusions of law announced by this Court on the record in connection with confirmation of the Plan or otherwise at the Confirmation Hearing are incorporated herein by reference. All the Debtors' admissions, stipulations and releases contained in the Second Interim Order (I) Authorizing the Debtors to Use Cash Collateral of Existing Secured Lenders and (II) Granting Adequate Protection for Use Thereof [Docket No. 45] (“Second Cash Collateral Order”) are incorporated herein. All findings of fact that are conclusions of law shall be deemed to be conclusions of law, and all conclusions of law which are findings of fact shall be deemed to be findings of fact.

ORDER

Based on the foregoing Findings of Fact and Conclusions of Law, it is hereby

ORDERED, ADJUDGED AND DECREED THAT:

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24.           Confirmation.  The Plan IS HEREBY CONFIRMED. The terms of this Order are controlling if any inconsistency exists between the Plan and this Order. The failure specifically to include or to refer to any particular article, section, or provision of the Plan or any related document in this Order shall not diminish or impair the effectiveness of such article, section, or provision, it being the intent of the Court that the Plan and any related documents be confirmed in their entirety.

25.           Objections Overruled. All (a) objections that have not been withdrawn, waived, or settled; and any reservation of rights contained therein or (b) other responses to Confirmation of the Plan that are not addressed by the relief granted herein are OVERRULED in their entirety and on the merits. All objections that have been withdrawn are hereby deemed WITHDRAWN with prejudice.

26.           Binding Effect.  The Plan, its provisions and this Order shall be, and hereby are, binding upon the Debtors and any creditor or equity security holder of the Debtors, whether or not the Claim or Equity Interest of such creditor or equity security holder is impaired under the Plan and whether or not such creditor or equity security holder has accepted the Plan.

27.           Authorization for Debtors and Responsible Person. The Debtors and the Responsible Person are authorized to undertake all lawful actions reasonably necessary to carry out the provisions and purpose of the Plan.

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28.           Compromise and Settlement with the Senior Lenders. Without limiting the application of any provision of the Plan, including the provisions of Article XIV, upon the Effective Date, the Senior Lenders further waive and release all rights, liens, claims, interests, and encumbrances, whether known or unknown, foreseen or unforeseen, asserted or unasserted, arising in connection with the Debtors or otherwise, that they may have under that certain Loan Disbursement, Reserve and Security Agreement dated March 29, 2013, between View Point Bank, N.A., (as predecessor-in-interest to the Senior Lenders), the Debtors, and ASR-2620-2630 Fountainview Place, L.P.; the Senior Lenders agree that this release, without limitation, extinguishes any right, lien, claim, interest, or encumbrance to the funds held in the “Segregated Account[s]” as defined and ordered by the April 30, 2013 Temporary Restraining Order, May 10, 2013 Agreed Temporary injunction, May 24, 2013 Order Modifying Temporary Injunction and any other pleadings, orders or agreements filed, entered or reached in ASR 2620¬2630 Fountainview LP, Fountainview Park Plaza, LLC, ASRP Investments, LLC v. ASR 2620¬2630 Fountainview GP, LLC, American Spectrum Realty Operating Partnership LP, American Spectrum Realty, Inc., and American Spectrum Realty Management LLC; Cause No. 2013-25806, in the 270th District Court of Harris County, Texas. Pursuant to the Second Cash Collateral Order and this Confirmation Order, each Debtor releases and discharges the Senior Lenders, together with each of their respective affiliates, agents, attorneys, members, officers, directors and employees (collectively, “Protected Parties”) from any and all claims and causes of action arising prior to the Effective Date arising out of, based upon, or related to, in whole or in part, the Senior Loan Obligations (as such term is defined in the Second Cash Collateral Order), any aspect of the relationship between, or among, the Protected Parties and the Debtors, or any other acts or omissions of the Protected Parties in connection with any of the Senior Loan Documents (as such term is defined in the Second Cash Collateral Order) or their prepetition relationship with the Debtors, including, without limitation, any avoidance action available under Chapter 5 of the Bankruptcy Code (or under section 502(d) of the Bankruptcy Code).

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29.           Compromise and Settlement with the Texas Comptroller of Public Accounts.  Notwithstanding any provisions in the Plan or the Confirmation Order to the contrary, the setoff rights of the Texas Comptroller of Public Accounts (“Comptroller”), if any, are preserved pursuant to § 553 of the Bankruptcy Code. Debtors are jointly and severally liable for the 2013 and 2014 franchise tax liability made the basis of the priority tax claims filed by the Comptroller against each Debtor entity. The parties have agreed that the liability upon which the Comptroller's claims are based shall be paid under and in accordance with the terms of the May 5, 2014 “Payment Agreement Between Texas Comptroller of Public Accounts and American Spectrum Realty, Inc., Taxpayer, and William J. Carden, Guarantor”. Upon successful completion of the Payment Agreement, the Comptroller shall withdraw the priority tax claims. However, in the event of a default under the Payment Agreement, Debtors shall be required to pay the outstanding balance of the Comptroller's priority tax claims, plus interest at the rate of 4.25%, via monthly installments to be completed within five years of the petition date. Debtors' first payment to the Comptroller would be due within ten (10) calendar days after service of written notice of a default under the Payment Agreement. Subsequent payments would be due on the same date of each month thereafter. A failure by Debtors to make a payment to the Comptroller pursuant to these terms shall be an “Event of Default”. If the Debtors fail to cure an Event of Default as to the Comptroller within ten (10) calendar days after service of a written notice of default from the Comptroller, then the Comptroller may (a) enforce the entire amount of its claim(s), (b) exercise any and all rights and remedies under applicable non-bankruptcy law, and (c) seek such relief as may be appropriate in this court. Debtors will be allowed to cure no more than two Events of Default with the Comptroller. A third Event of Default to the Comptroller cannot be cured.

30.           Allowance of Late Filed Claim by J Miller Electric Inc.  Notwithstanding any provisions in the Plan or the Confirmation Order to the contrary, the parties have agreed that J Miller Electric Inc. may file a late Proof of Claim in the amount of $7,869.81 and such claim shall be treated as an Allowed Class A4 Claim under the Plan.

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31.           2014 Ad Valorem Taxes.  Each Debtor shall pay its 2014 ad valorem taxes in the ordinary course of its business. Notwithstanding any other Plan provision to the contrary, the 2014 ad valorem tax liens shall remain on the property until such time as the taxes, including any accrued interest, if applicable, have been paid in full.

32.           Payment of Statutory Fees.  On or before the Effective Date, the Debtors or Responsible Person shall have paid in full, in Cash (including by check or wire transfer), in U.S. dollars, all fees payable pursuant to section 1930 of title 28 of the United States Code. Post-confirmation, the Debtors, and post-Effective Date, the Responsible Person, shall be responsible for the payment of accruing United States Trustee quarterly fees for the Debtors until the cases are closed, converted or dismissed by the Court. The Debtors or the Responsible Person, as applicable, shall file with the Court and serve on the United States Trustee quarterly financial reports for each quarter (or portion thereof) that any of the cases remain open or have not been converted or dismissed, in a format prescribed by the United States Trustee.

33.           Notice of the Effective Date.  On or before ten (10) Business Days after the occurrence of the Effective Date, the Debtors shall mail or cause to be mailed to all holders of Claims and Equity Interests a notice that informs such holders of: (i) entry of the Confirmation Order; (ii) the occurrence of the Effective Date; (iii) the deadline established under the Plan for the filing of Administrative Expense Claims; and (iv) such other matters as the Debtors deems to be appropriate; provided, however, that failure to file such notice shall not affect the effectiveness of the Plan or the rights and substantive obligations of any entity hereunder. The notice described herein is adequate under the particular circumstances and no other or further notice is necessary.

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34.           Non-Occurrence of Effective Date.  In the event that the Effective Date under the Plan does not occur (a) this Order shall be vacated, (b) the Plan shall be null and void in all respects, (c) no distributions under the Plan shall be made, (d) the Debtors and Holders of Claims and Equity Interests shall be restored to the status quo as of the day immediately preceding the Confirmation Date as though this Order had never been entered, (e) any settlement or compromise embodied therein (including the fixing or limiting to an amount any Claim or Class of Claims), assumption or rejection of executory contracts or leases effected by the Plan, and any document or agreement executed pursuant to the Plan shall be deemed null and void, (f) the Debtors' obligations with respect to Claims and Equity Interests shall remain unchanged and nothing contained in the Plan or this Order shall constitute or be deemed a waiver or release of any Claims or Equity Interests by or against the Debtors or any Person or governmental Entity or to prejudice in any manner the rights of the Debtors or any Person or governmental Entity in any other or further proceedings involving the Debtors.

35.           Order Nonseverable.  The provisions of this Order are nonseverable and mutually dependent.

36.           Captions and Headings.  Captions and headings herein are inserted for convenience of reference only and are not intended to be a part of, or to affect the interpretation of, this Order.

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37.           Order Effective and Enforceable Immediately.  Notwithstanding Bankruptcy Rules 3020(e), 6004(h), 6006(d) and 7062, this Order shall be effective and enforceable immediately upon entry.

Signed, this 17th day of July, 2014

By:	/s/ Judge David R. Jones
UNITED STATES BANKRUPTCY JUDGE